UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 8-A

              FOR THE REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Hudson United Bancorp
                            a New Jersey corporation

                  I.R.S. Employer Identification No. 22-2405746

                            1000 MACARTHUR BOULEVARD
                            MAHWAH, NEW JERSEY 07430
                                 (201) 236-2600


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If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. X


If this form  relates to the  registration  of a class  securities  pursuant  to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Class to be Registered             Name of Exchange

         Common Stock, no par value                  New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                      None

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


                  The authorized capital stock of Hudson United Bancorp, formerly known as HUBCO, Inc. ("HUB") presently consists of 125,000,000 shares, of which 100,000,000 are shares of common stock, no par value ("HUB Common Stock") and 25,000,000 are shares of preferred stock. As of March 15, 1999, 41,509,181 shares of HUB Common Stock were issued and outstanding. The capital stock of HUB to be registered on the New York Stock Exchange, Inc. (the "Exchange") is the HUB Common Stock.

         Dividend Rights

         The holders of HUB Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of HUB out of funds legally available therefor, subject to the preferential dividend rights of any preferred stock that may be outstanding. The only statutory limitation is that such dividends may not be paid when HUB is insolvent. Because funds for the payment of dividends by HUB come primarily from the earnings of HUB's bank subsidiaries, as a practical matter, restrictions on the ability of those bank subsidiaries to pay dividends act as restrictions on the amount of funds available for the payment of dividends by HUB.

         HUB is also subject to certain Federal Reserve Board ("FRB") policies which may, in certain circumstances, limit its ability to pay dividends. The FRB policies require, among other things, that a bank holding company maintain a minimum capital base. The FRB would most likely seek to prohibit any dividend payment which would reduce a holding company's capital below such minimum amount.

         Voting Rights

         At meetings of shareholders, holders of HUB Common Stock are entitled to one vote per share. The quorum for shareholders' meetings is a majority of the outstanding shares entitled to vote represented in person or by proxy. Except as indicated below, all actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of HUB Common Stock at a meeting at which a quorum is present.

         The Board of Directors is divided into three classes of directors, each class being as nearly equal in number of directors as possible. Approximately one-third of the entire Board of Directors is elected each year and the directors serve for terms of up to three years, and, in all cases, until their respective successors are duly elected and qualified.

         The exact number of directors and the number constituting each class is fixed from time to time by resolution adopted by a majority of the entire Board of Directors. Shareholders may remove any director from office for cause. The affirmative vote of at least three-quarters of the shares of HUB entitled to vote thereon is required to amend or repeal the provisions of HUB's Certificate of Incorporation relating to the classification of the Board of Directors and the removal of directors.

         HUB's  Certificate  of  Incorporation   contains  a  "minimum  price"
provision. If a "related person" (defined in the Certificate of Incorporation to include persons who, together with their affiliates, own 10% or more of HUB's Common Stock) proposes to enter into a Business Combination (as defined in the Certificate of Incorporation) with HUB, the proposed transaction will require the affirmative vote of at least three-quarters of the outstanding shares entitled to vote on the transaction, unless either (i) the proposed transaction is first approved by a majority of HUB's Board of Directors, or (ii) the shareholders of HUB are offered consideration in an amount equal to or in excess of an amount determined in accordance with a formula contained in the Certificate of Incorporation. If either of these tests are met, the proposed transaction need only be approved by the vote otherwise required by law, the Certificate of Incorporation and any agreement with a national securities exchange.

         Liquidation Rights

         In the event of a liquidation, holders of HUB Common Stock are entitled to receive ratably any assets distributed to shareholders, except that if shares of preferred stock of HUB are outstanding at the time of liquidation, such shares of preferred stock may have prior rights upon liquidation.

         Assessment and Redemption

         All outstanding shares of HUB Common Stock are fully paid and nonassessable. HUB Common Stock is not redeemable at the option of the issuer or the holders thereof.

         Preemptive and Conversion Rights

         Holders of HUB Common Stock do not have conversion rights or preemptive rights with respect to any securities of HUB.



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ITEM 2.  EXHIBITS


         1. All exhibits required by Instructions to Item 2 will be supplied to the New York Stock Exchange.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HUDSON UNITED BANCORP

                                        D. LYNN VAN BORKULO-NUZZO
                                   ------------------------------------
                                   By:  D. Lynn Van Borkulo-Nuzzo, Esq.
                                           Corporate Secretary

Dated:  April 22, 1999